UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)*

Under the Securities Exchange Act of 1934

LILIS ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

532403201
(CUSIP Number)

300 E. Sonterra Blvd., Suite No. 1220
San Antonio, TX 78258
 United States of America
Tel. No.: (210) 999-5400
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

March 29, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS ABRAHAM MIRMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,255,094(2)(3)
	8	SHARED VOTING POWER 864,225(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 2,255,094(2)(3)
	10	SHARED DISPOSITIVE POWER 864,225(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,119,319(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Mr. Mirman has shared voting and dispositive power over the securities held by The Bralina Group, LLC with Susan Mirman.
(2) Consists of: (i) 864,225 shares of common stock held by The Bralina Group, LLC; (ii) 233,094 shares of common stock held directly by Mr. Mirman; (iii) 1,810,000 options to purchase common stock held directly by Mr. Mirman that are exercisable within 60 days; and (iv) 212,000 shares of common stock issuable upon exercise of the warrants described in footnote 3 that are not subject to the blocker limitation.

(3) Mr. Mirman owns warrants exercisable for 305,187 shares of common stock and The Bralina Group LLC owns warrants exercisable for 545,454 shares of common stock.  Each of these warrants is subject to a blocker limitation pursuant to which it cannot be exercised if, upon exercise, Mr. Mirman would beneficially own more than 4.99% of the outstanding common stock.  This filing includes 212,000 shares of common stock underlying the warrants owned by Mr. Mirman that are acquirable within 60 days and which, when added to the shares of common stock and options described in footnote (2), would result in Mr. Mirman beneficially owning 4.99% of the outstanding common stock.  The remaining shares of common stock issuable upon exercise of the warrants (including all of the shares of common stock issuable upon exercise of the warrants owned by The Bralina Group, LLC) have been excluded from this filing because they remain subject to the blocker limitation.
(4) Percentage based on 60,436,927 outstanding shares of common stock as of March 15, 2018, which represents the sum of (i) 53,496,205 shares of common stock outstanding, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 9, 2018 and (ii) 6,940,722 additional shares of common stock issued by the Issuer on or about March 15, 2018, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 21, 2018.

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 6 to the Schedule 13D (this “Amendment No. 6”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission on May 1, 2015, and amended by Amendment No. 1, No. 2, No. 3, No. 4 and No. 5 to the Schedule 13D filed on January 8, 2016, June 30, 2016, December 20, 2016, May 8, 2017 and June 27, 2017, respectively (as amended, the “Schedule 13D”). This Amendment No. 6 relates to certain open-market sales and estate planning transfers of the common stock, $0.0001 par value per share (the “Shares”), of Lilis Energy, Inc. (f/k/a Recovery Energy, Inc.) a Nevada corporation (the “Issuer”), by Abraham Mirman (the “Reporting Person”).  As a result of these transactions, the Reporting Person ceased to beneficially own more than five percent of the outstanding Shares.  Consequently, this Amendment No. 6 constitutes the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Shares”), of Lilis Energy, Inc., (f/k/a Recovery Energy, Inc.) a Nevada corporation (the “Issuer”), and is being filed by Abraham Mirman (the “Reporting Person”) with respect to the Shares. The Shares are currently listed on the NYSE American.

The address of the principal executive offices of the Issuer is 300 E. Sonterra Blvd., Suite No. 1220, San Antonio, TX 78258, United States of America. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (f) This statement on Schedule 13D/A is being filed by the Reporting Person, who is a United States Citizen.

(b) The Reporting Person’s residence or place of business is:

20 Broad Hollow Road, Suite 3011B
Melville, NY 11747

(c) The Reporting Person is not currently employed.  The Reporting Person is party to a Separation and Consulting Agreement, dated August 3, 2017, with the Issuer, pursuant to which the Reporting Person is an independent consultant available to provide services of a consulting or advisory nature as the Issuer may reasonably request.  The address of the Issuer is written above.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The securities described in this Statement are being held by the Reporting Person for investment purposes. Depending on market conditions and other factors the Reporting Person may deem relevant, the Reporting Person may acquire additional Shares, or dispose of Shares, from time to time, in open market or privately negotiated transactions. The Reporting Person may, at any time and from time to time, review or reconsider his position, change his purpose or formulate plans or proposals with respect thereto.

The Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, the Reporting Person beneficially owns 3,119,319 Shares, constituting 5.0% of the outstanding Shares.  This percentage is based on 60,436,927 outstanding Shares as of March 15, 2018, which represents the sum of (i) 53,496,205 Shares outstanding, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 9, 2018 and (ii) 6,940,722 additional Shares issued by the Issuer on or about March 15, 2018, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 21, 2018.

(b) The Reporting Person has (i) the sole power to vote or direct the vote of  2,255,094 Shares; (ii) the shared power to vote or direct the vote of 864,225 Shares; (iii) the sole power to dispose or direct the disposition of 2,255,094 Shares; and (iv) the shared power to dispose or direct the disposition of 864,225 Shares.

(c) Within the past 60 days, the Reporting Person has effected the following transactions:

The Reporting Person has conducted the following sales of Shares.  All Shares were sold by The Bralina Group in the open market.  The Reporting Person has shared voting and dispositive power over the Shares held by The Bralina Group.

Date of Sale	Number of Shares Sold	Price Per Share
February 22, 2018	1,000	$3.44
March 8, 2018	22,800	$3.45
March 9, 2018	20,708	$3.58
March 12, 2018	21,800	$3.60
March 13, 2018	33,000	$3.51
March 14, 2018	33,000	$3.61
March 16, 2018	7,600	$3.68
March 19, 2018	33,500	$3.60
March 23, 2018	10,000	$3.60
March 28, 2018	40,600	$3.94
March 29, 2018	115,000	$3.99

In addition, on March 29, 2018, the Reporting Person delivered irrevocable instructions to transfer, from Shares personally owned and for no consideration, an aggregate of 600,000 Shares (the “Trust Shares”) to two family trusts (the “Trusts”).  The Reporting Person made these transfers in connection with certain estate planning activities.  Each of the Trusts is irrevocable.  The Reporting Person is not the trustee or a beneficiary of either of the Trusts, and does not have sole or shared voting or dispositive power over the Trust Shares.

On March 29, 2018, as a result of the matters described herein, the Reporting Person ceased to beneficially own more than five percent of the outstanding Shares and is therefore no longer subject to the beneficial ownership reporting provisions of Section 13(d) of the Act.

(d) Not applicable.

(e) As of March 29, 2018, the Reporting Person ceased to beneficially own more than five percent of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018
(Date)

By:	/s/ Abraham Mirman
Name:	Abraham Mirman